                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of February 2003




                             CRESUD S.A.C.I.F. AND A
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                    HIPOLITO YRIGIYEN 440, 3RD FLOOR, (1001)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F  X    Form 40-F
                                  -----           -----



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes       No  X
                                 -----    -----





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                             CRESUD S.A.C.I.F. AND A
                                 (THE "COMPANY")


                               REPORT ON FORM 6-K


         Attached is an English translation of the press release related to the quarterly financial statements of the six month period ended on December 31, 2002.









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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                           CRESUD S.A.C.I.F. AND A


                       By: /S/ Saul Zang
                           Name: Saul Zang
                           Title: Second Vice Chairman of the Board of Directors





Dated: February 12, 2003




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                                                   PRESS RELEASE   [CRESUD LOGO]
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                                  [CRESUD LOGO]




           ----------------------------------------------------------




                   cordially invites you to participate in its


           FIRST SEMESTER OF FISCAL YEAR 2003 RESULTS CONFERENCE CALL

                          TUESDAY FEBRUARY 18TH., 2003

                      AT 10:00 A.M., EASTERN STANDARD TIME


                           THE CALL WILL BE HOSTED BY:
                           ---------------------------
                             ALEJANDRO ELSZTAIN, CEO


                  If you would like to participate please call

        001-973-935-2100 (international calls) or 001-877-297-4509 (USA)

             preferably 10 minutes before the call is due to begin.
                     The conference will be held in English.


                                    PLAYBACK

                  CALL: 001-973-341-3080 (INTERNATIONAL CALLS)

                            OR 001-877-519-4471 (USA)

                               WITH PIN # 3752632




           ----------------------------------------------------------





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                                                   PRESS RELEASE   [CRESUD LOGO]
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                                                            For more information
                                                       CLARISA LIFSIC - Director
                                                        VERONICA SAVON - Analyst
                                                               (54-11)-4814-7889


CRESUD S.A. ANNOUNCES ITS RESULTS FOR THE FIRST QUARTER OF FISCAL YEAR 2003

     BUENOS AIRES, FEBRUARY 11, 2003 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY -
     BASE: CRES), one of Argentina's leading agricultural companies, announced results for the First Semester ended on December 31, 2002.

          RESULTS FOR THE FIRST SEMESTER OF FISCAL YEAR 2003 showed a $30.6 million net profit compared to a $82 million loss registered during the same period of the previous fiscal year.

          The rise in the net result is a consequence of the increase registered in the operative results of the company, due to the positive effect of the peso devaluation on the agricultural sector and to the positive results registered on related companies.

          The operative result showed during the semester a $20.7 million profit, compared to a $1.38 profit registered during the same period of the previous fiscal year, while results on related companies generated a $32.35 million profit, mainly due to IRSA's results which amounted a $30.85 profit. During the previous fiscal year results had been strongly influenced by the market's uproar which resulted in a negative impact on the value of IRSA's stock which was part of our portfolio.

          CONSOLIDATED NET SALES for the semester amounted $39.6 million, 18% higher compared to the same period the previous year, mainly due to the increase in sales registered in the crop segment.

          GROSS PROFIT for the first semester of fiscal year 2003 amounted $11.04 million compared to $6.77 million registered during the same semester of the previous fiscal year, resulting in a 63% increase. These results were positively influenced by profits obtained in the crop and cattle beef segments.


HIGHLIGHTS

--------------------------------------------------------------------------------
WHEAT HARVEST COMPLETED. Production amounted to 9,705 tons, with an average yield of 2.5 tons per hectare.

FAVORABLE DEVELOPMENT OF CROPS. Crops are developing in a favorable manner. Sunflower harvest will be initiated in February.

APPRECIATION OF LAND VALUE. The market has gained relevant strength and rises of up to 20% have been registered in their dollar values.

SUBSCRIPTION OF CONVERTIBLE BONDS. 100% of USD 50 MM convertible bonds issued during November 2002 were subscribed.

SUBSCRIPTION OF IRSA'S BOND. Cresud owns 49.6% of the U$ 100 million convertible bonds issue carried out by IRSA on November 2002.

CACTUS ARGENTINA'S FEED LOT CONSOLIDATED ITS OPERATIONS. The company which had started its operations in 1999 has been interruptedly growing.

EXCELLENT PERFORMANCE OF RELATED COMPANIES. These contributed with $ 32.35 million to the company's profit, mainly due to IRSA's contribution.

AGRICULTURE IN LOS POZOS, SALTA. This farm, originally dedicated to the cattle beef activity, has developed its first 300 hectare soybean experimental plot.

--------------------------------------------------------------------------------


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                                                   PRESS RELEASE   [CRESUD LOGO]
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I. CROPS

THE CROP SEGMENT SHOWED A $5.41 MILLION GROSS PROFIT, compared to a $3.17 million profit registered during the same period of the previous fiscal year.

Sales, that mainly corresponded to the remnants of the previous season, amounted $31.1 million, compared to $16.2 million registered during the same period of the previous fiscal year. The higher amount of sales compared to the first semester of fiscal year 2002 were a consequence of the greater volume sold and to the higher average sale price per ton.

During the first semester of fiscal year 2003, 71,142 tons of crops were sold, representing a 40.4% increase compared to 50,679 tons sold during the first six months of fiscal year 2002.

The average price per ton sold was $438 compared to $319 registered during the first semester of the previous fiscal year. The devaluation of the peso generated a positive impact in the peso quotation of the crops, since these commodities are traded in dollars in the international market.

During the second quarter, the wheat harvest was initiated, having been completed after the closing of the current balance sheet. Total production amounted 9,705 tons, with a 2.5 ton per hectare yield.

The condition of the rest of the crops is favorable. Sunflower harvest is expected to start by mid February. There are excellent perspectives regarding crops quotations, due to low global stocks, specially soybean, and a strong global demand. As a consequence of a economy recovery, a consumption increase in Southeast Asia is expected.

Likewise, the euro appreciation will contribute to increase the European demand.


II. CATTLE BEEF

THE BEEF SEGMENT RECORDED A $5.82 MILLION GROSS PROFIT compared to a $4.0 million profit obtained during the same period of the previous fiscal year. Sales amounted $7.28 million compared to $14.9 million obtained during the same period of the previous fiscal year.

The decrease registered in the sales segment was a consequence of the lesser volume sold, since average prices per ton were 17.5% higher.

During the first semester of fiscal year 2003 a total of 3,967 tons of beef were sold, representing a 58.4% decrease compared to 9,532 tons sold during the first six months of fiscal year 2002. This decrease is a consequence of the reduced beef production which amounted 5,051 tons for the first semester of fiscal year 2003, 29% lower compared to the first semester of the previous fiscal year, mainly due to the reduced amount of cattle finished in the Feed Lot and to the 8.5% reduction in the cattle stock.

The average steer price in the Mercado de Hacienda de Liniers during December reached $2.09 per live kilogram compared to $1.57 registered during June 2002. This increase in the prices enabled a $13.17 million holding gain.

Even with the rise in the price of the cattle in pesos, the dollar quotation of these products continues to be low since the price of the steer is approximately U$0.65 per live kilogram, turning this segment competitive worldwide.

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                                                   PRESS RELEASE   [CRESUD LOGO]
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                              LINIERS STEER PRICES

                                                    -----------------------
                                                     [ ]  Nominal Ps.
                                                     [ ]  Real Ps Sept 2002




                               [GRAPHICS OMITTED]






III. MILK

The milk segment registered a $0.39 million gross profit compared to a $0.14 million loss registered during the first semester of the previous fiscal year.

Sales decreased 28% compared to the first semester of the previous fiscal year, as a consequence of a 24.6% decrease in the volume sold and to a 3.8% decrease registered in the final price per liter obtained. The lesser milk production is a consequence of a decrease in the amount of milking cows, due to the sale of part of La Adela's dairy farm cattle stock and to the lesser individual production due to a change into a lower cost feeding system.

The average price per liter sold was $0.332, while during the first semester of the previous fiscal year the average price per liter sold reached $0.345.


OTHER RESULTS

Selling expenses amounted $1.95 million, $1.48 million corresponded to agriculture and $0.42 million to cattle beef. Regarding sales, selling costs for cattle were 5.7%, compared to 6.1% for the same period of the previous fiscal year.

Administrative expenses amounted $1.64 million for the first six months of the fiscal year and resulted 58% lower to those obtained during the same period of the previous fiscal year. This decrease is due to the stability of the components of this segment, such as salaries and fees, which did not show any significant increases during the period.


FINANCIAL RESULTS

During the first semester of fiscal year 2003 losses from financial operations amounted $12.94 million mainly due to the effect of the exchange rate on credits and on the dollar quotation and to the spread between the buying and selling exchange rate when establishing the value of IRSA's convertible bonds and those issued by Cresud.


RESULTS FROM RELATED COMPANIES

Results from related companies registered a $32.35 million gain during the first semester of fiscal year 2003, $30.85 million correspond to our 24% share in IRSA, a leading company in the real estate business.



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                                                   PRESS RELEASE   [CRESUD LOGO]
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SALE OF FARMS

On October 15, 2002, the bill of sale of Los Maizales, of 618 hectares, located in the district of Villa Canas, Province of Santa Fe, was signed. The agreed price was U$S 1,854,000. The generated gain will be accounted during the last quarter of fiscal year 2003, when the operation is closed.


SUSCRIPTION OF CONVERTIBLE BONDS.

During the second quarter of fiscal year 2003, and according to the Shareholders General Ordinary Meeting, dated March, 8 2002, the public offering of convertible bonds for a total of U$ 50,000,000 with a non separable warrant (purchase option) was carried out.

These were completely subscribed. The convertible bonds accrue an 8% annual interest rate which is paid every six months. Holders of such bonds can convert them at any time after December 13, 2002 and up to November 14, 2007 at U$
0.5078 per ordinary share. After the conversion of the bonds, the warrant grants the holders the option to subscribe the same amount of additional shares at a price equivalent to U$ 0.6093. Funds from this operation have been used to subscribe convertible bonds issued by IRSA and for the generation of working capital.

Of the total U$ 100 million of convertible bonds issued by IRSA, Cresud currently owns U$ 49.6 million. These accrue an 8% interest which is paid every six months. These convertible bonds will be due on November 14, 2007 at a conversion price equivalent to 0.5571 shares (5.5713 GDS). For each IRSA convertible bond, the holder has the right to change it for 1.7949 IRSA shares (0.1795 GDS) and an option to purchase the same amount of shares (warrant) at a conversion price equivalent to 0.6686 shares (6.6856 GDS)


PERSPECTIVES FOR THE YEAR

The current season is almost finished. Crops are showing a favorable evolution and sunflower harvest should start during February.

The agriculture sector, and mainly crops, has shown that under the new economic status, the activity is highly profitable even with new export taxes. It is undoubtedly one of the best positioned segments in Argentina.

Our experimental projects are been developed satisfactorily. During this year we have initiated our new crop project in Los Pozos, Salta, sowing 300 hectares of soybean on land that was historically destined to beef production. We are very optimistic on the results of this experimental plot.

Our Feed lot, Cactus Argentina, is improving its performance day after day. The number of heads in the pens, as well as its operative result have been interruptedly growing since the opening.

Our internet site, fyo.com, showed a positive EBIDTA during the first semester of FY03. The Company is consolidating as the leading agriculture site.





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                                                   PRESS RELEASE   [CRESUD LOGO]
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INCOME STATEMENT (In Pesos)

================================================================================
                                    I SEMESTER 2003    I SEMESTER 2002      %
--------------------------------------------------------------------------------
Sales
Crops                                    31.142.919         16.187.499      92%
Beef Cattle                               7.278.238         14.887.637     -51%
Milk                                      1.106.568          1.526.476     -28%
Others                                      417.964          1.210.583     -65%
                                    --------------------------------------------
Total sales                              39.945.689         33.812.195      18%
Tax on sales                               (321.377)          (238.150)     35%
                                    --------------------------------------------
Net Sales                                39.624.312         33.574.045      18%
                                    --------------------------------------------

Cost of goods sold
Crops                                   (25.734.842)       (13.021.380)     98%
Beef cattle                              (1.455.996)       (10.882.299)    -87%
Milk                                       (720.436)        (1.665.601)    -57%
Others                                     (670.152)        (1.235.615)    -46%
                                    --------------------------------------------
Total cost                              (28.581.426)       (26.804.895)      7%
                                    --------------------------------------------
GROSS INCOME                             11.042.886          6.769.149      63%

Selling expenses                         (1.946.231)        (4.676.576)    -58%
Administrative expenses                  (1.644.923)        (3.942.735)    -58%
Result from sale of fixed assets             41.908          4.365.726
Beef cattle holding results              13.168.240         (1.137.849)
                                    --------------------------------------------
OPERATING INCOME (LOSS)                  20.661.880          1.377.716

Financial and Holding results
Generated by assets                     (22.814.882)       (80.340.072)
Generated by liabilities                  9.875.699         (2.445.175)
Other income and expenses                (1.784.342)           137.306
Results from related companies           32.354.407           (894.391)
Management fees                          (3.395.403)               -
                                    --------------------------------------------
INCOME BEFORE INCOME TAX                 34.897.359        (82.164.617)
Income tax                               (4.450.077)               -
Minority interest                           111.350            184.851
--------------------------------------------------------------------------------
NET INCOME                               30.558.632        (81.979.766)
================================================================================


BALANCE SHEET (in Pesos)

================================================================================
                                    I SEMESTER 2003    I SEMESTER 2002      %
--------------------------------------------------------------------------------
ASSETS
Current Assets                           80.402.721        129.398.426     -38%
Non current Assets                      506.610.661        232.769.644     118%
--------------------------------------------------------------------------------
Total Assets                            587.013.382        362.168.070      62%

LIABILITIES
Current Liabilities                      28.297.875         59.784.471     -53%
Non current Liabilities                 187.801.418            553.213
--------------------------------------------------------------------------------
Total Liabilities                       216.099.293         60.337.684     258%

Minority Interest                           316.454            345.175
SHAREHOLDERS' EQUITY                    370.597.635        301.485.211      23%

================================================================================


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                                                   PRESS RELEASE   [CRESUD LOGO]
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================================================================================
                                    I SEMESTER 2003    I SEMESTER 2002      %
--------------------------------------------------------------------------------
SALES VOLUME
Wheat (tons)                                  6.231              5.608    11,1%
Corn (tons)                                  38.159             15.656   143,7%
Sunflower (tons)                              2.351                550   327,5%
Soybean (tons)                               24.400             28.778   -15,2%
Others (tons)                                   -                   88  -100,0%
                                    --------------------------------------------
Total crops (tons)                           71.142             50.679    40,4%
                                    --------------------------------------------
Beef Cattle (tons)                            3.967              9.532   -58,4%
Milk (Thousand of liters)                     3.331              4.419   -24,6%

PRODUCTION
Wheat (Tons)*                                 7.474             18.775   -60,2%
Beef Cattle (Tons)                            5.051              7.167   -29,5%
Milk (Thousand of liters)                     3.331              4.419   -24,6%

AREA UNDER DEVELOPMENT (ACRES)
Crops**   Owned Farms                        24.725             39.028   -36,6%
          Leased Farms                       33.661             76.456   -56,0%
Carne     Owned Farms                       349.389            344.795     1,3%
          Leased Farms                          -               24.856

AREA UNDER IRRIGATION (ACRES)                 6.951              7.440    -6,6%

STORAGE FACILITIES (TONS)                    23.450             24.000    -2,3%

HEAD OF BEEF CATTLE                          90.380             98.805    -8,5%
DAIRY STOCK (head of cattle)                  1.242              1.302    -4,6%
================================================================================

*  Harvested crops as of December 31.

** Sown area